SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549
                               SCHEDULE 13 G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 7)

             ACC CORP. (F/K/A A.C. TELECONNECT CORP.)
(Name of Issuer)

             CLASS A COMMON STOCK (PAR VALUE $.015 PER SHARE)
(Title of Class of Securities)

                            000794-10-7
                          (CUSIP Number)

                    Check the following box if a fee is
                    being paid with this statement: [ ]

CUSIP NO.  000794-10-7

1)   Names of Reporting Persons
     S.S. or I.R.S. Identifica-        Richard T. Aab
     tion Nos. of Above Persons:       SSN: ###-##-####

2)   Check the Appropriate Box                 (a)_______________
     if a Member of a Group                    (b)______X________
        (SEE INSTRUCTIONS)

3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place of           United States
     ORGANIZATION:

Number of      (5)  SOLE VOTING POWER     792,404  /1,2
Shares Bene-   (6)  Shared Voting
ficially            POWER                 139,500  /3
Owned by       (7)  Sole Dispositive
Each Report-        Power                 792,404  /1,2
ing Person     (8)  Shared Dispositive
WITH                POWER                 139,500  /3

9)   Aggregate Amount Beneficially        931,904  /1,2,3
     OWNED BY EACH REPORTING PERSON
10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     SHARES (SEE INSTRUCTIONS)              X

11)  Percent of Class Represented
     BY AMOUNT IN ROW (9)                 11.8%

12)  Type of Reporting Person (See
     INSTRUCTIONS)                          IN

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
/1 Of this total, 16,672 shares are subject to options exercisable by Mr. Aab within the next 60 days.

/2 Excludes 15,000 shares that are held by Mr. Aab's wife, and 1,500 shares that are held by Mr. Aab's wife as custodian for their children under the New York UGMA, as to all of which Mr. Aab disclaims beneficial ownership.

/3 These shares are held in the name of Melrich Associates, L.P., a family investment partnership of which Mr. Aab and his wife are the two general partners.


ITEM 1(A).     NAME OF ISSUER:

               ACC CORP. (f/k/a A.C. Teleconnect Corp.)

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
               OFFICES:

               400 West Avenue
               Rochester, New York 14611

ITEM 2(A).     NAME OF PERSON FILING:

               Richard T. Aab

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE
               OR, IF NONE, RESIDENCE:

               Principal Business Office:

               400 West Avenue
               Rochester, New York  14611

ITEM 2(C).     CITIZENSHIP:

               United States

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Class A Common Stock (Par Value $.015 per Share)

ITEM 2(E).     CUSIP NUMBER:

               000794-10-7

ITEM 3.        N/A


ITEM 4.        OWNERSHIP

               (a)  Amount Beneficially Owned:  931,904 shares /1,2,3

               (b)  Percent of Class:  11.8%

(c)  Number of shares as to which such person has:

(i)  sole power to vote or direct the vote:
     792,404   /1,2

    (ii)  shared power to vote or direct the vote:
          139,500    /3

   (iii)  sole power to dispose or direct the disposition of:  792,404
          /1,2

    (iv) shared power to dispose or to direct the disposition of: 139,500 /3

_____________________

/1 Of this total, 16,672 shares are subject to options exercisable by Mr. Aab within the next 60 days.

/2 Excludes 15,000 shares that are held by Mr. Aab's wife, and 1,500 shares that are held by Mr. Aab's wife as custodian for their children under the New York UGMA, as to all of which Mr. Aab disclaims beneficial ownership.

/3 139,500 shares are held in the name of Melrich Associates, L.P., a family investment partnership of which Mr. Aab and his wife are the two general partners.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               N/A.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON

               N/A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON
               BY THE PARENT HOLDING COMPANY

               N/A.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
               THE GROUP

               N/A.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               N/A.

ITEM 10.       CERTIFICATION

               N/A.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 1996




By:  /S/ RICHARD T. AAB
     Richard T. Aab

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